March 31, 2010
VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549-4720

Re:	Continucare Corporation Form 10-K for the Fiscal Year Ended June 30, 2009 Form 10-K/A for the Fiscal Year Ended June 30, 2009 File No. 1-12115
Dear Mr. Rosenberg:
On behalf of Continucare Corporation (the “Company”), I hereby respond to the Staff’s comment letter, dated March 19, 2010, regarding the above-referenced Form 10-K and Form 10-K/A. Please note that, for the Staff’s convenience, I have recited the Staff’s comments in boldface type and provided the response to each comment immediately thereafter.
Form 10-K for the fiscal year ended June 30, 2009
Critical Accounting Policies and Estimates
Revenue Recognition and Medical Claims Expense Recognition, pages 22 and 23
1.	You disclose that you record adjustments to your revenue when information is received from the HMO or the applicable governmental body. You also disclose that IBNR represents a material portion of your medical claims liability and that changes in this estimate can materially affect your results of operations and financial position. Please disclose the effect that changes in each of these estimates had on your results of operations for each of three years presented.
     In response to the Staff’s comment, in future filings, beginning with the Company’s Form 10-Q for the quarterly period ending March 31, 2010, we propose to expand our disclosure of the effect that changes in estimates related to revenue and medical claims expenses had on the Company’s results of operations substantially as follows (changes in bold):

Jim B. Rosenberg
Senior Assistant Chief Accountant
March 31, 2010

Revenue Recognition
     Under our risk contracts with HMOs, we receive a percentage of premium or other capitated fee for each patient that chooses one of our physicians as their primary care physician. Revenue under these agreements is generally recorded in the period we assume responsibility to provide services at the rates then in effect as determined by the respective contract. As part of the Medicare Advantage program, CMS periodically recomputes the premiums to be paid to the HMOs based on updated health status of participants and updated demographic factors. In addition, the premiums paid to the HMOs are subject to periodic adjustment based on CMS’s risk corridor adjustment methodology related to the Medicare Prescription Drug Plan. We record ~~any~~ adjustments to ~~this~~ revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO~~.~~ or the applicable government body and it is determined that the collectibility of such adjustments is reasonably assured or the likelihood of repayment is probable. The net effect of these premium adjustments included in revenue were favorable retroactive Medicare adjustments of $0.9 million for Fiscal 2009 and unfavorable retroactive Medicare adjustments of $0.3 million and $0.1 million, respectively, for Fiscal 2008 and 2007.
     Under our risk agreements, we assume responsibility for the cost of all medical services provided to the patient, even those we do not provide directly, in exchange for a percentage of premium or other capitated fee. To the extent that patients require more frequent or expensive care, our revenue under a contract may be insufficient to cover the costs of care provided. When it is probable that expected future health care costs and maintenance costs under a contract or group of existing contracts will exceed anticipated capitated revenue on those contracts, we recognize losses on our prepaid health care services with HMOs. No contracts were considered loss contracts at June 30, 2009 because we have the right to terminate unprofitable physicians and close unprofitable centers under our managed care contracts. Under our limited risk and non-risk contracts with HMOs, we receive a capitation fee or management fee based on the number of patients for which we are providing services on a monthly basis.
     Under our limited risk contracts, we also receive a percentage of the surplus generated as determined by the respective contract. The fees and our portion of the surplus generated under these arrangements are recorded as revenue in the period in which services are provided as determined by the respective contract.
     Payments under both our risk contracts and our non-risk contracts (for both the Medicare Advantage program as well as Medicaid) are also subject to reconciliation based upon historical patient enrollment data. We record any adjustments to this revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO or the applicable governmental body.

Jim B. Rosenberg
Senior Assistant Chief Accountant
March 31, 2010

Medical Claims Expense Recognition
     The cost of health care services provided or contracted for is accrued in the period in which the services are provided. This cost includes our estimate of the related liability for medical claims incurred in the period but not yet reported, or IBNR. The liability for IBNR is presented in the balance sheet netted against amounts due from HMOs. Changes in this estimate can materially affect, either favorably or unfavorably, our results from operations and overall financial position.
     We develop our estimate of IBNR primarily based on historical claims incurred per member per month. We adjust our estimate if we have unusually high or low inpatient utilization or if benefit changes provided under the HMO plans are expected to significantly increase or reduce our claims exposure. We also ~~adjust our estimate~~make adjustments for differences between the estimated claims expense recorded in prior months ~~to~~and actual claims expense as claims are paid by the HMO and reported to us. We use an actuarial analysis as an additional tool to further corroborate our estimate of IBNR.
     As medical claims are settled, actual amounts paid for claims incurred in prior periods vary from previously estimated liabilities. During Fiscal 2009, amounts paid related to claims incurred in prior fiscal years were $0.3 million higher than the related liability for IBNR recorded as of June 30, 2008 resulting in a corresponding unfavorable adjustment to medical claims expense in Fiscal 2009. This difference represents 0.1% of medical claims expense recorded in Fiscal 2009.
     During Fiscal 2008, amounts paid related to claims incurred in prior fiscal years were $3.6 million lower than the related liability for IBNR recorded as of June 30, 2007 resulting in a corresponding favorable adjustment to medical claims expense in Fiscal 2008. This adjustment was primarily due to the favorable resolution with the HMOs of certain contested claims for which the realization of such amounts was not probable until received. Moreover, prior to the receipt of such amounts, the Company lacked sufficient historical information on which to make a reasonably reliable estimate. The favorable adjustment represents 2.0% of medical claims expense recorded in Fiscal 2008.
     During Fiscal 2007, amounts paid related to claims incurred in prior fiscal years were $0.1 million lower than the related liability for IBNR recorded as of June 30, 2006 resulting in a corresponding favorable adjustment to medical claims expense in Fiscal 2007. This difference represents 0.1% of medical claims expense recorded in Fiscal 2007.

Jim B. Rosenberg
Senior Assistant Chief Accountant
March 31, 2010

     Based on our analysis as of June 30, 2009, we recorded a liability of $23.7 million for IBNR which was relatively unchanged from the liability of $23.9 million recorded as of June 30, 2008. The liability of $23.9 million recorded as of June 30, 2008 was relatively unchanged from the liability of $23.6 million recorded as of June 30, 2007.
Note 2 — Summary of Significant Accounting Policies
Due from HMOs, F-9
2.	Under your managed care agreements, you state that you receive for your services a monthly capitated fee with respect to the patients assigned to you and in return, you assume full financial responsibility for the provision of all necessary medical care to your patients even for services you do not provide directly. Since you are primarily responsible for the medical care of the patients assigned to you and not the HMO, please provide us your accounting analysis demonstrating why, under GAAP, netting your estimate of the liability for medical claims against due from HMO is appropriate.
     We believe netting our estimate of the liability for medical claims against amounts due from HMO is appropriate because we meet the criteria in Accounting Standard Codification Topic (“ASC”) 210. We have summarized the specific facts relating to and our assessment of compliance with each of the conditions (in italics below) outlined in ASC Subtopic 210-20 that must be met for a right of set off to exist.
a.     Each of two parties owes the other determinable amounts.
     The contracts with the HMOs detail the specific calculation to determine both the amount the HMOs owe us and the amount we owe to the HMOs. Accordingly, the amounts due to either party are determinable.
b.     The reporting party has the right to set off the amount owed with the amount owed by the other party.
     The contracts with the HMOs require the calculation of amounts due to each party be performed monthly. If the monthly calculation results in a net amount due to us, the contracts require the HMOs to remit the net amount to us. If the calculation results in a net amount due to the HMOs, the contracts require the HMOs to withhold this amount from future net payments due to us. Accordingly, the contracts with the HMOs require both parties to remit and accept set off payments.

Jim B. Rosenberg
Senior Assistant Chief Accountant
March 31, 2010

c.     The reporting party intends to set off.
     As noted above, this criterion is met as the contract with the HMOs require both parties to remit and accept set off payments.
d.     The right of set off is enforceable at law.
     As the contracts with the HMOs are legally binding contracts enforceable at law, the provisions for payments between the parties, which require the setting off of amounts due between the parties, are also enforceable at law.
     As noted above, all of the conditions are met as required under Accounting Standard Codification Subtopic 210-20 in order for a right of set off to exist. Accordingly, we have netted the estimate of the liability for medical claims against the amounts due from the HMOs on our balance sheets.
Form 10-K/A for the fiscal year ended June 30, 2009
Exhibits
3.	Please file your agreements with related parties including the leases relating to properties owned by Dr. Cruz, the agreements with Centers of Medical Excellence and the joint venture agreement with Dr. Jacob Nudel. Alternatively, tell us why you believe you are not required to file these agreements. Additionally, tell us why the agreements with Centers of Medical Excellence are not discussed in the Item 13. Certain Relationships and Related Transactions discussion in your 10-K/A.
     In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered Item 601(b)(10) of Regulation S-K in connection with the agreements with related parties including the leases relating to properties owned by Dr. Cruz, the agreements with the Centers of Medical Excellence and the joint venture agreement with Dr. Jacob Nudel and believes that the agreements are not material to the Company. Therefore, the Company believes it is not required to file these agreements.
     We acknowledge the Staff’s comment regarding the Company’s agreements with the Centers of Medical Excellence. The agreements with the Centers of Medical Excellence were previously disclosed in the Company’s Proxy Statements for the 2008 and 2009 Annual Meetings. Further, the agreements and financial results therefrom are disclosed in the notes to the financial statements included in the Company’s Annual Report on Form 10-K for Fiscal 2008 and Fiscal 2009. However, in future filings, the Company will include all related party transactions in Item 13 of the Company’s Annual Report on Form 10-K, as appropriate.

Jim B. Rosenberg
Senior Assistant Chief Accountant
March 31, 2010

Executive Compensation
Base Salary, page 7
4.	Please provide a more detailed discussion of the factors the Compensation Committee considered in determining salary increases. For example, you state that the Committee considered the improvement in your results and your financial condition and the efforts of the other Named Executive Officers. Please describe these improvements and efforts and explain how these were used to determine each officer’s increase in salary.
     In response to the Staff’s comment, in future filings, beginning with the Company’s Proxy Statement for its 2011 Annual Meeting or, if appropriate, Form 10-K/A for Fiscal 2010, the Company will provide a more detailed discussion of factors the Compensation Committee (the “Committee”) considered in determining base salary increases, and expand its disclosure substantially as follows:
     When setting or approving base salary determinations, the Committee does not use any specific formula, factors, or particular criteria that must be met by each executive officer and does not assign any relative weight to any factors or criteria it considers. Rather, the Committee exercises its judgment and discretion by considering all factors that it deems relevant at the time of such determination. For example, in determining base salary increases for Fiscal 2009, the Committee considered improvements in the Company’s results of operations and financial position. In Fiscal 2008, revenue increased by 17%, income from operations increased by 81%, operating margins increased to 7% from 5% and net income increased by 79%. Additionally, the Company’s financial position strengthened as cash and cash equivalents increased by 36%, working capital increased and the Company continued to operate with virtually no long-term debt. The Committee further noted that the Company continued a multi-year trend of year-over-year improved financial performance. The Committee believes these improvements were a result of the efforts of Mr. Pfenniger and the Company’s other executive officers in executing the Company’s strategic growth plan. However, the Committee believes that it is more appropriate to acknowledge recognition of these achievements in determining stock option awards and bonus payments and generally does not approve a material increase in base salary, absent a significant promotion or other significant change in responsibility of the executive officer. As a result, for Fiscal 2009, the Committee granted our executive officers modest base salary increases which were, in the Committee’s judgment, appropriate, given the general economic and market conditions.

Jim B. Rosenberg
Senior Assistant Chief Accountant
March 31, 2010

Long-Term Equity Incentive Compensation, page 8
5.	Please expand your discussion to describe the aspects of past and future performance and other factors that were considered in granting stock options. Additionally, explain how the factors were used to determine the size of stock option awards.
     In response to the Staff’s comment, in future filings, beginning with the Company’s Proxy Statement for its 2011 Annual Meeting or, if appropriate, Form 10-K/A for Fiscal 2010, the Company will provide a more detailed discussion of the aspects of past and future performance and other factors that the Committee considered in granting stock options, and expand its disclosure substantially as follows:
     As with base salary determinations, the Committee does not use any specific formula, factors, or particular criteria that must be met by each executive officer and does not assign any relative weight to any factors or criteria it considers when granting stock options. Rather, the Committee exercises its judgment and discretion by considering all factors that it deems relevant at the time of such grants. For example, in determining grants of stock options made in Fiscal 2009, the Committee considered the Company’s Fiscal 2008 results of operations and financial position, including its growth in revenue, income from operations, operating margins and net income, as described above in connection with base salary determinations, as well as each executive officer’s position with the Company, and each executive officer’s past and expected future contribution to matters that drive long-term shareholder value, including the execution, implementation, and integration of the Company’s acquisition strategy and the execution of the Company’s stock repurchase plan.
Annual Cash Incentive Program, page 8
6.	Please disclose the “pre-determined threshold” your pre-tax earnings must exceed in order for you to award cash incentive bonuses.
     The pre-determined threshold for Fiscal 2009 was based on the Company’s business plan, as approved by management and the Board of Directors, which included a pre-determined threshold of $18.4 million, which approximated the Company’s pre-tax income for Fiscal 2008. The particular financial metric used as the pre-determined threshold, as well as the specific numeric threshold established, may vary year to year, based on the Company’s business plan and budget for the particular fiscal year.
     In future filings, beginning with the Company’s Proxy Statement for its 2011 Annual Meeting or, if appropriate, Form 10-K/A for Fiscal 2010, the Company will disclose its pre-determined threshold for the prior completed fiscal year.

Jim B. Rosenberg
Senior Assistant Chief Accountant
March 31, 2010

7.	Please enumerate the factors considered by the Compensation Committee in determining amounts to distribute from the bonus pool to each named executive officer.
     In response to the Staff’s comment, in future filings, beginning with the Company’s Proxy Statement for its 2011 Annual Meeting or, if appropriate, Form 10-K/A for Fiscal 2010, the Company will enumerate the factors considered by the Committee in determining amounts to distribute from the bonus pool to each executive officer, and expand its disclosure substantially as follows:
     As with the determination of base salary and grants of stock options, the Committee does not follow any specific formula, factors, or particular criteria that must be met by each executive officer and does not assign any relative weight to any factors or criteria it considers in determining amounts to distribute from the bonus pool to each executive officer. For example, in making distributions from the bonus pool in Fiscal 2009, the Committee considered the Company’s Fiscal 2008 results of operations and financial position, including its growth in revenue, income from operations, operating margins and net income, as described above in connection with base salary determinations, and each executive officer’s position, responsibilities, and relative contribution to the achievement of the Company’s business plan.
* * *
In connection with responding to the Commission’s comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
Senior Assistant Chief Accountant
March 31, 2010

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 500-2105.

Sincerely, CONTINUCARE CORPORATION

/s/ Fernando L. Fernandez
Fernando L. Fernandez
Senior Vice President — Finance, Chief Financial Officer, Treasurer and Secretary

cc:	United States Securities and Exchange Commission
          Sasha Parikh, Staff Accountant

United States Securities and Exchange Commission
          Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission
          Michael Rosenthall, Staff Attorney

United States Securities and Exchange Commission
          Suzanne Hayes, Legal Branch Chief

Akerman Senterfitt Michael Francis Christina Russo